Exhibit 2.1

PLAN OF CONVERSION

OF

SMART FOR LIFE, INC.

This Plan of Conversion (this “Plan of Conversion”) is adopted as of January 12, 2023 to convert Smart for Life, Inc., a Delaware corporation (the “Converting Entity”), to a Nevada corporation to be known as “Smart for Life, Inc.” (the “Converted Entity”).

1. Converting Entity. The Converting Entity is a corporation organized under the General Corporation Law of the State of Delaware (the “DGCL”).

2. Converted Entity. The Converted Entity shall be a corporation organized under Chapter 78 of the Nevada Revised Statutes (the “NRS”). The name of the Converted Entity shall be Smart for Life, Inc.

3. The Conversion. The Converting Entity shall be converted to the Converted Entity (the “Conversion”) pursuant to Section 92A.195 of the NRS and Section 266 of the DGCL.

4. Filing of Conversion Documents; Effective Time. As soon as practicable following the satisfaction of the conditions set forth in Section 8, if this Plan of Conversion shall not have been terminated prior thereto as provided in Section 9, the Converting Entity shall cause (i) articles of conversion meeting the requirements of Section 92A.205 of the NRS (the “Articles of Conversion”) to be properly executed and filed in accordance with such section and (ii) a certificate of conversion meeting the requirements of Section 266 of the DGCL (the “Certificate of Conversion”) to be properly executed and filed in accordance with such section, and otherwise make all other filings or recordings as required by the NRS or DGCL in connection with the Conversion. The Conversion shall become effective at the time designated in the Articles of Conversion and Certificate of Conversion as the effective time of the Conversion (the “Effective Time”).

5. Articles of Incorporation and Bylaws. The Articles of Incorporation, Certificate of Designation of Series A Convertible Preferred Stock and Bylaws of the Converted Entity shall be in the forms attached hereto as Exhibits A, B and C, respectively.

6. Effect on Capital Stock of Converting Entity. At the Effective Time, each outstanding share of the Common Stock, par value $0.0001 per share, and Series A Convertible Preferred Stock, par value $0.0001 per share, of the Converting Entity shall, by virtue of the Conversion and without any action on the part of the holder thereof, be converted into one (1) share of the Common Stock, par value $0.0001 per share, and one (1) share of the Series A Convertible Preferred Stock, par value $0.0001 per share, respectively, of the Converted Entity, such that each such holder of Common Stock and Series A Convertible Preferred Stock of the Converting Entity will hold an equivalent number of shares of Common Stock and Series A Convertible Preferred Stock, respectively, of the Converted Entity at the Effective Time. At and after the Effective Time, all of the outstanding certificates that immediately prior thereto represented shares of Common Stock and Series A Convertible Preferred Stock of the Converting Entity shall be deemed for all purposes to evidence ownership of and to represent the respective shares of Common Stock and Series A Convertible Preferred Stock, respectively, of the Converted Entity into which the shares represented by such certificates have been converted as herein provided and shall be so registered on the books and records of the Converted Entity or its transfer agent.

7. Effect on Other Securities of Converting Entity. At the Effective Time of the Conversion, all outstanding and unexercised portions of each option, warrant and security exercisable or convertible by its terms into the Common Stock of the Converting Entity (including convertible promissory notes), whether vested or unvested, which is outstanding immediately prior to the Effective Time (each, a “Convertible Security”), shall be deemed to constitute an option, warrant or convertible security, as the case may be, to acquire the same number of shares of the Common Stock of the Converted Entity as the holder of such Convertible Security would have been entitled to receive had such holder exercised or converted such Convertible Security in full immediately prior to the Effective Time (not taking into account whether such Convertible Security was in fact exercisable or convertible at such time), at the same exercise/conversion price per share, and shall, to the extent permitted by law and otherwise reasonably practicable, have the same term, exercisability, vesting schedule, status and all other material terms and conditions.

8. Conditions Precedent. Completion of the Conversion is subject to the following conditions:

(a) This Plan of Conversion shall have been adopted and approved by the affirmative vote of holders of at least a majority of the issued and outstanding shares of the Common Stock of the Converting Entity at the record date for such action as set by the Board of Directors of the Converting Entity.

(b) The Converting entity shall not be subject to any decree, order or injunction of any court of competent jurisdiction that prohibits the consummation of the Conversion.

(c) Other than the filing of the Articles of Conversion and the Certificate of Conversion provided for under Section 4, all material consents and authorizations of, filings or registrations with, and notices to, any governmental or regulatory authority required to consummate the Conversion shall have been obtained or made.

9. Termination; Abandonment. At any time before the Effective Time, this Plan of Conversion may be terminated and the Conversion may be abandoned, or the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of the Converting Entity, such action would be in the best interests of the Converting Entity. In the event of termination of this Plan of Conversion, this Plan of Conversion shall become void and of no effect.

This Plan of Conversion has been adopted by the Board of Directors as of the date set forth above.

Smart for Life, Inc.

By:	/s/ Darren Minton
Name:	Darren Minton
Its:	Chief Executive Officer